SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Angel Oak Mortgage REIT, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value per share
(Title of Class of Securities)

03464Y108
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

 (Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Xylem Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,389,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,389,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,389,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.56%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,389,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,389,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,389,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.56%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,389,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,389,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,389,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.56%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 2 (this "Amendment No. 2") to the Schedule 13D filed by the undersigned on July 1, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed by the undersigned on May 26, 2022 ("Amendment No. 1", and the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the "Schedule 13D"), with respect to the shares of Common Stock of Angel Oak Mortgage REIT, Inc., a Maryland corporation (formerly known as Angel Oak Mortgage, Inc.) (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 1, 4, 5(a)-(c) and 7, as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Angel Oak Mortgage REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3344 Peachtree Road NE, Suite 1725, Atlanta, Georgia 30326.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

On July 18, 2024, Xylem entered into a stock repurchase agreement (the “Stock Repurchase Agreement”) with the Issuer, to repurchase between $5.0 million and $20.0 million of shares of Common Stock owned by Xylem (the “Share Repurchase”).

Specifically, pursuant to the Stock Repurchase Agreement, the Issuer has agreed to repurchase from Xylem, as soon as practicable following the initial closing of the Issuer’s underwritten public offering of senior notes due 2029 (the “Notes Offering”), shares of Common Stock at a purchase price per share based on (1) the volume-weighted average price of shares of the Common Stock for the five trading days up to and including the trading day immediately preceding the launch of the Notes Offering less (2) a discount of 3.15% of the share price determined pursuant to clause (1) above.

The Stock Repurchase Agreement provides that the aggregate repurchase price to be paid to Xylem in the Share Repurchase is dependent on the aggregate principal amount of the notes sold in the Notes Offering and ranges from (1) an aggregate repurchase price of $5.0 million if $25.0 million in aggregate principal amount of notes are sold in the Notes Offering (excluding any amounts sold pursuant to the underwriters exercise of any over-allotment option) to (2) an aggregate repurchase price of $20.0 million if $50.0 million in aggregate principal amount of notes are sold in the Notes Offering (excluding any amounts sold pursuant to the underwriters exercise of any over-allotment option) with the aggregate repurchase price being determined based on linear interpolation within such ranges, less an amount equal to $50.0 thousand. If more than $50.0 million in aggregate principal amount of notes are sold in the Notes Offering (excluding any amounts sold pursuant to the underwriters exercise of any over-allotment option), the Issuer will repurchase shares of Common Stock from Xylem having an aggregate repurchase price of $20.0 million, less an amount equal to $50.0 thousand.

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 6 of 7 Pages

The Share Repurchase is conditioned only upon the Issuer’s sale of an aggregate principal amount of notes sold in the Notes Offering equaling or exceeding $25.0 million (excluding any amounts sold pursuant to the underwriters exercise of any over-allotment option) and the initial closing of the Notes Offering taking place by August 15, 2024.

The closing of the Share Repurchase is expected to occur as soon as practicable following the initial closing of the Notes Offering. The Stock Repurchase Agreement contains customary representations, warranties and covenants of the parties.

The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Stock Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.4 and the terms of which are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 24,998,549 shares of Common Stock issued and outstanding as of June 18, 2024, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 27, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	See Item 4. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented by the addition of the following:

Exhibit 99.4:	Stock Repurchase Agreement, dated July 18, 2024, between the Issuer and Xylem (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2024).

CUSIP No. 03464Y108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: July 22, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Xylem Finance LLC.